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                                                                     EXHIBIT 4.8



October 21, 2004

Joint Board
James Hardie Industries N.V.
4th Floor, Atrium
Unit 04-07, Strawinskylaan 3077, 1077
Amsterdam, The Netherlands

The Directors
James Hardie Building Products Inc
26300 La Alameda
Suite 100
Mission Viejo, CA 92691
USA

Dear Sirs and Madams:

I hereby provide notice of resignation of my employment by James Hardie Building Products Inc ("JHBPI") and as an officer of James Hardie Industries NV (the "COMPANY") and/or its affiliates, and notice of resignation of my employment under the terms of the executive service agreement entered into on July 29 2004 between myself and JHBPI and its affiliates ("ESA") under the terms and conditions attached to this letter as Attachment A.

In addition, and effective immediately, I hereby give notice of resignation, and do hereby resign, from all other directorships and offices in the Company and its subsidiaries and affiliates, including without limitation all trustee, committee and other positions held with such entities. Please sign below in agreement and acknowledgement of all terms in this letter and Attachment A.

Sincerely,

/s/ Peter Shafron
-----------------
Peter Shafron

ACKNOWLEDGED AND AGREED
for and on behalf of
JHBPI and the Company by
JAMES HARDIE INDUSTRIES NV

By: /s/ Meredith Hellicar
    ---------------------

Name: Meredith Hellicar

Title: Chairman of the Joint and Supervisory Boards of Directors

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                      Attachment A to Letter of Resignation

                           Agreed Terms of Resignation

The effective date of resignation shall be October 20, 2004.

James Hardie Industries NV (the "COMPANY") will enter into a consulting agreement with Mr. Shafron effective from the date of the letter of resignation, in or substantially in the terms summarized in Attachment B.

The Company and JHBPI agree to pay to Mr Shafron the cash termination payments called for under Section 6.03 of the executive service agreement ("ESA"), including:

-     Salary: 12 months of Mr Shafron's current base salary of $337,000;

-     Target Bonus: 12 months of Mr Shafron's annual target (65%), equal to
      $219,050;

- Pro Rata Annual Bonus: The calculation of Mr Shafron's Pro-Rated Annual Bonus shall be undertaken following finalisation of the FY05 YE Accounts and he shall be entitled to be paid that proportion which relates to the economic profit component, pro rated to the date of resignation. Mr Shafron shall not be entitled to receive any discretionary component of this bonus;

- Bonus Bank: payment of the FY 04 ending bonus bank balance (specific amount to be confirmed).

The Company agrees to make those payments 7 days after Mr Shafron executes and returns a deed of release and covenant not to sue, in the form annexed to his employment agreement.

OPTION PLANS

Mr Shafron's options and shadow stock options shall be dealt with in accordance with the relevant option plan arrangements. For the purposes of Mr Shafron's shadow stock and option plans, he is to be regarded as having been terminated without cause.

Because option exercises have been suspended pending filing of Form 20-F for the year ended 31 March 2004 with the SEC (inasmuch as the relevant registration statement is not current), all exercises of options must be made after filing of such 20-F. The Company will use all commercially reasonable efforts to make such 20-F filing as soon as practicable.

- Other entitlements: Mr Shafron's entitlements to be paid out or in respect of other accrued entitlements shall be governed by his ESA.

- Withholdings: The Company shall make such withholdings as are required under applicable laws. The precise withholdings are to be confirmed prior to payment.

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-     Notice to Company: The Company agrees to dispense with any notice period or method of notification, and accepts written notice of resignation on behalf of itself and its affiliates as good, effective and proper.

- Return of Equipment: The Executive shall return all Company equipment within 14 days of the date of the date of resignation.

INDEMNITY

Nothing in this resignation letter or the deed of release and covenant not to sue referred to above alters or derogates from Mr Shafron's rights arising under the terms of his existing access and indemnity agreements, articles of association and statutory indemnities, and directors' and officers' insurance arrangements previously executed in his favour.

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                      Attachment B to Letter of Resignation

                              Terms of Consultancy

JHINV and Mr Shafron agree to enter into a consultancy agreement, to have effect from 21 October 2004, to ensure members of the James Hardie group and their directors and officers from time to time during the period of Mr Shafron's consultancy have access to his knowledge and assistance, during any ASIC investigation or court actions, on or substantially on the following terms:

- The initial consultancy period will be 2 years, which could be extended by mutual agreement;

- The remuneration will be US$168,500 for the consultancy period, payable in monthly instalments over the term (and subject to such withholdings required to be made by law);

- Mr Shafron shall be entitled to a motor vehicle allowance of US$750 per month and to reimbursement of business related expenses incurred in performing the consultancy arrangements.

- Mr Shafron shall be reimbursed for his reasonable expenses of attending conferences during October 2004 arranged while he was an employee of JHBPI.

- The consultancy many terminated by JHINV on 30 days' notice (but in such a case, JHINV would pay the unpaid consultancy fees for the remaining term unless the termination arises from a breach by Mr Shafron of the consultancy terms);

- Mr Shafron shall remain contactable and available on reasonable notice to provide assistance as required to JHINV entities in relation to:

      - any investigation by any regulatory authority into the financial affairs of the company or the transactions undertaken by the company or by JHIL up to the date of his gardening leave (including any ASIC investigation); and

      - any public announcements made by JHINV or JHIL in connection with those transactions;

      -     any court actions in relation to such transactions or statements;

      - any questions executives of JHINV may have in relation to the current or former financial statements of any current or former member of the James Hardie group and their preparation or legal work attended to by Mr Shafron while he was general counsel of any current or former group company; and

      -     such other assistance as JHINV may reasonably require.

- The consultancy is in the nature of a part-time consultancy, with work load spread over the term of the consultancy. Any attendance by Mr Shafron in person shall be subject to his other work commitments, provided that he shall use all reasonable endeavours to meet reasonable requests of the Company to attend or provide assistance, and that persistent failure to provide such consultancy services shall comprise grounds for termination;

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-     Mr Shafron shall arrange to attend any ASIC investigation or enquiry where required or requested by them to attend in person to give information or documents;

-     the consultancy agreement will be governed by US law; and

- Mr Shafron shall not, in the course of the consultancy, be required to undertake acts or to forego acts which could prejudice his own legal position.

Mr Shafron and the Company shall use all reasonable endeavours to document and execute such consultancy agreement as soon as practicable.